Exhibit 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Defi Technologies Inc. (the “Company”) on Form 40-F for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Johan Wattenström, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 2, 2026

/s/ Johan Wattenström
Name:	Johan Wattenström
Title:	Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Defi Technologies Inc. and will be retained by Defi Technologies Inc. and furnished to the Securities and Exchange Commission or its staff upon request.